Certain portions of the exhibit have been redacted as such portions are not material and the type of information that the Company treats as private or confidential.

SUMMARY IN ENGLISH

OF

LEASE AGREEMENT DATED MARCH 31, 2024 BETWEEN BIOHARVEST ISRAEL. AND YAVNE LANDLORD NO. 2 (IN HEBREW)

1.Introduction and Interpretation

2.Denial of the applicability of tenant protection laws

3.Rental agreement

4.Statements and commitments of the parties

5.The purpose of the lease

6.Transfer of rights

7.Rental Period

7.1The rental period is for a duration of 78 consecutive calendar months, starting from April 1, 2024, until September 30, 2030 (hereinafter referred to as the "first rental period").

7.2The tenant shall be entitled to extend the lease for an additional rental period of 60 additional months. (hereinafter referred to as "the additional period"), subject to the following: starting from the end of the first rental period to meet all the cumulative conditions as follows:

7.2.1The tenant (1) did not breach this agreement during the first rental period with a substantial breach, which was not corrected after written notice by the landlord of at least 30 days; and also continuous, provided that and secondly and/or returning (2) The tenant did not breach this agreement with a breach for which the landlord provided notice to the tenant.

7.2.2Up to 10 months before the end of the first rental period, the tenant provided written notice to the landlord, by email, stating its intention to extend the lease.

7.2.3All provisions of the agreement shall apply during the additional period with changes required according to the circumstances, and subject to the provisions of this agreement below, including especially regarding rental fees.

7.3The tenant shall be entitled to extend the lease for an additional rental period of 60 additional months, the second period," subject to (above and below: "the additional period starting from the end to meet all the cumulative conditions as follows:

7.3.1The tenant (1) did not breach this agreement during the additional period with a substantial breach that was not corrected after written notice by the landlord of at least 30 days; and also (2) continuous, provided that and secondly and/or In case of repeated breach the tenant did not breach this agreement for which the landlord provided notice to the tenant.

7.3.2Up to 10 months after the end of the additional period, the tenant provided written notice to the landlord, by email, stating its intention to extend the lease for the second additional period. All provisions of the agreement shall apply during the second additional period with changes required according to the circumstances.

7.3.3The additional period and the second additional period (if and to the extent implemented) – shall be collectively referred to hereinafter as "the additional periods." The first rental period, together with the additional periods (if and all), shall be collectively referred to hereinafter as "the rental period."

7.4 It is clarified that after the end of the second additional period (to the extent implemented), this agreement shall not be extended without explicit written consent from the landlord.

8.Rental Fees

8.1"Index" - The Consumer Price Index published by the Central Bureau of Statistics and/or any other body that may replace it.

"Base Index" - The index for the month of December 2023, published on January 15, 2024, which is 105.0 points.

"The New Index" - The index known at the time of each actual payment of any amount under this agreement.

"Index Linkage Differences" - If at any time under this agreement the new index is higher than the base index, the difference shall be paid, in addition to the index linkage differences, which shall be the amount equal to the product of the payment amount in the difference between the new index and the base index, divided by the base index, plus VAT. In the event of a decrease in the new index, there shall be no change in the rental fees, and they shall be paid according to the base index, according to the amounts stipulated in this agreement.

8.2Rental fees for each month of the lease period shall amount to [AMOUNT REDACTED] NIS including VAT, as its rate is determined by law (hereinafter referred to as the "basic rental fees"), and subject to the provisions below. Rental fees shall be paid monthly, on the first day of each calendar month, along with index linkage differences, by bank transfer to the landlord's account.

8.3For each rental year during the lease period (including in additional periods), starting from the second year of the lease period, the rental fees shall increase by [PERCENT REDACTED] relative to the amount of the rental fees (including index linkage differences) paid in the last month of the previous rental year. The amount received shall include index linkage differences based on the new base index at the end of the previous rental year ("new base index"), retroactively. For the definition of index linkage differences as mentioned above, starting from the second rental year onwards, parties shall refer to the new base index of each rental year (i.e., the index known at the end of the previous rental year) as the base index. The annual adjustment (increase in rental fees as stated) shall not apply to grace period rental payments as defined below.

At the end of each rental year starting from the second rental year, the parties shall calculate alternative rental fees, whereby the additional [PERCENT REDACTED] % shall be added to the basic rental fees. In the first increase, the basic rental fees shall amount to [AMOUNT REDACTED] NIS, in the second increase, the basic rental fees shall amount to [AMOUNT REDACTED] NIS, and in the third increase, the basic rental fees shall amount to [AMOUNT REDACTED] NIS, and so on. The adjusted basic rental fees shall also be calculated along with index linkage differences as defined in section 8.1 above, i.e., based on the December 2023 index, provided that if the rental fees according to this alternative calculation are lower than the rental fees paid for the previous year, the landlord shall refund half of the difference plus VAT.

8.4Grace Period Fees ("shall be paid as follows") monthly for the mentioned months, notwithstanding. (The amounts mentioned below, of grace period rental fees, shall be paid in addition to index linkage differences.)

8.4.1For the first four (4) months of the lease period - [AMOUNT REDACTED] shall be paid;

8.4.2For the fifth and sixth months of the lease period - [AMOUNT REDACTED] shall be paid total [AMOUNT REDACTED] NIS per month.

8.4.3For the seventh month of the lease period- [AMOUNT REDACTED];

8.4.4For the eighth and ninth months of the lease period - [AMOUNT REDACTED] shall be paid total [AMOUNT REDACTED] NIS per month;

8.4.5For the tenth month of the lease period - [AMOUNT REDACTED];

8.4.6For the eleventh (11th) to fifteenth (15th) months of the lease period - [AMOUNT REDACTED] shall be paid totaling [AMOUNT REDACTED] NIS per month.

8.4.7For the sixteenth month (16th) of the lease period - rental fees shall be paid total [AMOUNT REDACTED] NIS.

Starting from the seventeenth month (17th) of the lease period - basic rental fees shall be paid in addition to index linkage differences, and an additional [PERCENT REDACTED] as stated in section 8.3 above.

8.5For the grace period, the tenant shall bear all other payments due for the leased property according to this agreement, including, but not limited to, rent, electricity, water, management fees (if any), and the like.

8.6To all rental amounts mentioned in section 8 above, a value-added tax (VAT) shall be added, against which the tenant shall receive a tax invoice from the landlord. At the time of signing this agreement and annually thereafter, the landlord shall provide the tenant with a tax exemption certificate and confirmation of proper bookkeeping.

9.Taxes and additional payments

10.Permits and licenses

11.Holding the leased property and its use

12.Signage

13.Additions, Adjustments, and Changes to the Leased Property

14.Eviction of the leased property

15.Liability and indemnification

16.Insurance

17.Guarantees

18.Violations and Remedies

19.Different Instructions

20.Jurisdiction

21.General instructions